SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

COPA AIRLINES ANNOUNCES NEW SERVICE TO CORDOBA, ARGENTINA

The airline will now serve the two largest cities in Argentina

PANAMA CITY, May 10 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), has announced it will begin new service from Panama and connecting cities in the Americas to Cordoba, Argentina, starting on August 15, 2007. Besides this new destination, Copa Airlines currently has two daily flights to Buenos Aires from its Hub of the Americas in Panama City, Panama.

"We are pleased to offer this new service to Cordoba, since it is part of Copa Airlines' promise to our passengers to keep increasing service options to the most important cities in the Americas," said Jorge Garcia, Copa Airlines' Commercial Vice President. "This flight will be very convenient for our passengers who have business to conduct in this important industrial center in Argentina, and it will be a welcome travel option for tourists who want to visit the city's cultural attractions," he added.

The flight schedules for this new route are:

	Weekly
Destination	Frequencies	Departure	Arrival	Aircraft

Cordoba -Panama	4	5:22am	10:22am	Boeing737-NG
Panama - Cordoba	4	7:10pm	4:01am	Boeing737-NG

For flight information and ticket purchases, visit www.copaair.com.

Cordoba is the second-largest city in terms of population and the country's third largest industrial center. The city's major industry is automotive assembly; several important automotive brands have assembly facilities in the city. Additionally, Cordoba is home to several important historical monuments of the colonial period, such as the majestic Cordoba Cathedral, among others. In 2006, the city was named the American Capital of Culture by the organization of the same name.

Cordoba's International Airport is the third-largest in the country in terms of passengers and aircraft, after Aeroparque and Ezeiza in Buenos Aires. Copa Airlines' opening of the new route will connect this important business and cultural destination with the rest of the world through the Hub of the

Americas in Panama.

About Copa Holdings
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin.

/CONTACT: Patricia Roquebert V., in Panama, +011-507-304-2672, or Pamela Salazar, +1-210-277-2929, both for Copa Airlines/ /Web site: http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/10/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO